February 9, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:	Russell Mancuso, Branch Chief
Joseph McCann, Division of Corporation Finance
Mary Beth Breslin, Senior Attorney
Brian Cascio, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Jeanne Bennett, Division of Corporation Finance

Re:	Fluidigm Corporation
Registration Statement on Form S-1
Amended January 7, 2011, January 18, 2011, January 28, 2011, February 2, 2011 and February 7, 2011
File No. 333-170965

Ladies and Gentlemen:

On behalf of Fluidigm Corporation (“Fluidigm” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by teleconference on February 7, 2011 relating to Fluidigm’s Registration Statement on Form S-1 (File No. 333-170965) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 6 to the Registration Statement (the “Amendment”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Amendment (against the Amendment No. 5 to the Registration Statement filed on February 7, 2011). The Amendment as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have summarized the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Prospectus included in the Amendment.

Stock Based Compensation in MD&A. Page 47

1.	Revise your disclosure under the heading 2011 option grants to disclose and discuss the total options granted in January 2011 and not just options granted to directors and officers.

The Company has revised the disclosure on page 47 of the Amendment as requested.

Securities and Exchange Commission

Re: Fluidigm Corporation

February 9, 2011

2.	When discussing the board’s valuation analysis on page 48, consider using “sale of our company scenario” instead of “acquisition scenario” to avoid confusion with acquisitions of third parties by the company.

The Company has revised the disclosure on page 48 as suggested.

Capitalization and Pro forma Information in Financial Statements

3.	The pro forma information on page 35 under Capitalization and the pro forma information included in the consolidated financial statements and the notes thereto appears to give effect to the $5 million note financing that occurred in January 2011. The pro forma adjustments in the consolidated financials and the notes thereto should not give effect to the issuance of securities after the date of such financials statements. See Section 3430 of the Financial Reporting Manual. Please revise the pro forma information in your consolidated financial statements and the notes thereto to remove adjustments associated with the January 2011 note financing and add disclosure to Capitalization on page 35 clarifying the nature of the pro forma adjustments presented, including the issuance of the notes in January 2011 and the discount associated with the issuance of the related warrants. Specifically identify the $1.2 million discount associated with the warrants to allow readers to compare this presentation with the pro forma information set forth in the consolidated financial statements.

The Company has revised its pro forma disclosure on pages 10, 35, 37, F-4, F-18, F-41, F-42, F-45 and F-46 in response to the Staff’s comments.

Grant of Plan Based Awards Table, page 108

4.	Expand footnote 3 to this table to explain the basis for the grant date listed for amounts disclosed under Estimated Payouts Under Non-Equity Incentive Plan Awards Target ($).

The Company has revised footnote 3 on page 108 of the Amendment in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission

Re: Fluidigm Corporation

February 9, 2011

The Company acknowledges your reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, if any.

Pursuant to Rule 472, the Amendment is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/320-4557), David Segre (650/320-4554) or Robert Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Segre and Kornegay at (650/493-6811). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal, Esq.

cc:	Gajus V. Worthington

Vikram Jog

William M. Smith

Fluidigm Corporation